Annual Report

VIEW FORM C

BE ADVISED

This filing will not be reviewed by Wefunder.
The information below will be submitted to the SEC on your behalf.

Cover Page

Name of issuer:

PlantSnap Inc.

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 6/16/2016

Physical address of issuer:

473.5 West Colorado Ave.
Telluride CO 81435

Website of issuer:

http://www.plantsnap.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

11

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$2,228,281.27	$352,221.00
Cash & Cash Equivalents:	$360,234.16	$45,000.00
Accounts Receivable:	$123,096.46	$150,000.00
Short-term Debt:	$1,102,863.43	$189,540.00
Long-term Debt:	$217,679.00	$1,056,175.00
Revenues/Sales:	$3,604,755.14	$320,417.00
Cost of Goods Sold:	$1,509,332.53	$455,163.00
Taxes Paid:	$0.00	$0.00
Net Income:	($3,480,208.09)	($134,746.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

   PlantSnap Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

   ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Eric Ralls	PlantSnap CEO	PlantSnap	2016
Dan Johnson	Executive	Self employed	2017

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Eric Ralls	Founder	2016
Eric Ralls	CEO	2016
Eric Ralls	President	2016
Eric Ralls	Secretary	2016
Eric Ralls	Treasurer	2016

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Eric Ralls	723899.0 Series A Common Stock	77.74

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or

partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

PlantSnap, Inc. is a startup, and has not yet launched a product.

There is a chance that the public won't care about identifying plants. If that is the case, no one will purchase PlantSnap, and the company will generate zero revenue.

There is a chance that only a small amount of people will download the app. If that happens, we won't generate enough revenue to be a viable company

If we are unable to generate revenue with the PlantSnap app, we won't be able to pay off our convertible notes. If we default on our notes, the company will have to declare bankruptcy.

PlantSnap is dependent upon the retention and addition of high quality employees.

Investors won't see a return until the company is acquired or IPOs, or becomes profitable and starts paying dividends to shareholders.

A competitor may launch a similar product. There is always the possibility that someone "builds a better mousetrap"

PlantSnap is dependent upon the continued support and involvement of key management, engineering staff, and employees of all types. PlantSnap's success and ability to compete is dependent on its continuing ability to identify, attract, hire, train, retain and motivate highly qualified employees with knowledge of the businesses in which PlantSnap operates. If any of PlantSnap's key personnel were to quit the company or die, PlantSnap's business may be adversely affected.

Although we will be charging for the app, our ability to continue operations is dependent upon ad revenue. If people don't use the PlantSnap on a regular basis, we will be unable to earn ad revenue. With no revenue, the company will be adversely affected.

Until now, PlantSnap has obtained sufficient capital for operations primarily from investors and cash infusions from the founder. Future operations depend on PlantSnap's ability to generate revenue. While PlantSnap may consider funding its business in the future through a combination of debt and equity financing, there can be no assurance that such additional financing will be obtained.

There are millions of mobile apps on the market vying for attention. PlantSnap operates in a sector where other participants create competition. The company operates in a market that is growing and will attract competition. Competition is driven by proprietary technologies and knowhow, capabilities, consistency of operational performance, quality, price, value, alternative therapies, and speed. Some competitors may have greater financial, research and development, operational and marketing resources than PlantSnap and be able to bring competing products to market. Greater financial, research and development, operational and marketing resources and experience may allow PlantSnap's competitors to respond more quickly with new, alternative or emerging technologies.

Eric Ralls is full-time at Plantsnap but is also operating the websites GreenAtom and Earth.com. He is also the CEO of Earth.com.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and

should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
SAFEs	$118,150	$118,150	No
Series A Common Stock	8,000,000	908,293	Yes
Series B Common Stock	2,000,000	22,894	No

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	0
Options:	0

24. Describe the material terms of any indebtedness of the issuer:

Convertible Note

Issue date	07/25/14
Amount	$25,000.00
Valuation cap	$1,000,000.00

Convertible Note

Issue date	01/10/16
Amount	$20,000.00
Valuation cap	$2,500,000.00

Convertible Note

Issue date	08/19/16
Amount	$25,000.00
Interest rate	12.0% per annum
Discount rate	0.0%
Valuation cap	$2,500,000.00
Maturity date	12/31/18

Convertible Note

Issue date	10/17/16
Amount	$5,000.00
Interest rate	12.0% per annum
Valuation cap	$1,000,000.00

Convertible Note

Issue date	12/28/16
Amount	$25,000.00
Interest rate	12.0% per annum
Valuation cap	$2,500,000.00

Convertible Note

Issue date	03/24/17
Amount	$100,000.00
Valuation cap	$2,500,000.00

$25,000 convertible note, 12% interest, $1 million valuation, maturity date Dec 31, 2018. Issued 2016.

$20,000 convertible note, 12% interest, $1 million valuation, maturity date Dec 31, 2018. Issued 2016.

$5,000 convertible note, 12% interest, $2.5 million valuation, maturity date Dec 31, 2018. Issued 2016.

$20,000 convertible note, 12% interest, $2.5 million valuation, maturity date Dec 31, 2018. Issued 2016.

$100,000 convertible note, 12% interest, $2.5 million valuation, maturity date Dec 31, 2018. Issued 2017.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
7/2014	4(a)(2)	Convertible Note	$25,000	General operations
1/2016	4(a)(2)	Convertible Note	$20,000	General operations
8/2016	Section 4(a)(2)	Convertible Note	$25,000	General operations
10/2016	4(a)(2)	Convertible Note	$5,000	General operations
12/2016	4(a)(2)	Convertible Note	$25,000	General operations
3/2017	4(a)(2)	Convertible Note	$100,000	General operations
9/2017	Regulation Crowdfunding	SAFE	$118,150	General operations
2/2018	Regulation Crowdfunding	Common stock	$252,204	General operations
4/2018	Regulation Crowdfunding	Common stock	$114,183	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

 1. any director or officer of the issuer;
 2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
 3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
 4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Dan Johnson
Amount Invested	$250,000.00
Transaction type	Other
Issue date	08/07/17
Relationship	Director

PlantSnap is party to a royalty agreement, entered into in August 2017, between an entity affiliated with Dan Johnson whereby PlantSnap received $250,000. Under the royalty agreement, the lender receives $0.50 per download of the PlantSnap app until $375,000 (plus interest accruing thereon) is repaid. As of March 31, 2019, PlantSnap owed roughly $1,002,669 this agreement.

The obligations under this agreement are security by shares of capital stock held by the company's founder, Eric Ralls, and assets of the company.

Name	Dan Johnson
Amount Invested	$575,000.00
Transaction type	Other
Issue date	08/30/17
Relationship	Director

An entity affiliated with Dan Johnson is party to a Credit and Reimbursement

Agreement with the company. Under the agreement, the company can use the entity's credit card for company related expenses, which are repaid by the company in addition to interest and other fees accruing thereon. There is no limit to this line of credit. As of March 31, 2019, the amount owed under this agreement was approximately $416,700.15.

The obligations under this agreement are security by shares of capital stock held by the company's founder, Eric Ralls, and assets of the company.

Name	Dan Johnson
Amount Invested	$1,000,000.00
Transaction type	Other
Issue date	05/24/18
Relationship	Director

PlantSnap is party to a royalty agreement, entered into on May 24, 2018 and subsequently amended on September 30, 2018, between an entity affiliated with Dan Johnson whereby PlantSnap received $1,000,000. Under the royalty agreement, the lender receives $0.50 per download of the PlantSnap app until $1,500,000 (plus interest accruing thereon) is repaid.

In addition, certain amounts owed under the AR loan agreement (discussed herein) totaling $3,425,739 where rolled-up into the amounts owed under the royalty agreement in exchange for an extended maturity date. As of March 31, 2019, PlantSnap owed roughly $5,425,126.32 under this agreement.

The obligations under this agreement are security by shares of capital stock held by the company's founder, Eric Ralls, and assets of the company.

Name	Dan Johnson
Amount Invested	$2,483,078.83
Transaction type	Other
Issue date	08/15/17
Relationship	Director

PlantSnap is party to an accounts receivable and loan agreement, similar to an invoice factoring agreement, entered into in August 2017 and subsequently amended, between an entity affiliated with Dan Johnson. Under the agreement, the company requested loans from the entity, which are repaid by the accounts receivable collected by the company in connection with the sale of its products, in addition to interest and other fees accruing thereon. The outstanding amount (including accrued interest) as of March 31, 2019 was $2,346,857.56.

The obligations under this agreement are security by shares of capital stock held by the company's founder, Eric Ralls, and all of the assets of the company.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of

Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Just take a photo of the plant, and PlantSnap immediately tells you what it is, if you can eat it and more. We're the first mobile app to harness machine learning technology to recognize specific plant species—and the more you use it, the smarter the app becomes. As a result, we're also building the largest, most comprehensive plant database in the world. Already, we have over 103,000 plants in our library. That's enough to cover every plant species in the United States.

We aim to be the go-to app for gardeners, landscape designers, teachers, students, foragers, and anyone who enjoys nature. With 103,000 plants already cataloged, we're well on our way to cover all of North America. From there, we'll expand our database and market reach to Europe and Asia. When we have all 250,000 plant species worldwide in our database, powered by our machine learning tech, we believe PlantSnap will become indispensable to scientists and hobbyists alike.

Milestones

PlantSnap Inc. was incorporated in the State of Delaware in June 2016.

Since then, we have:

- Launched Plantsnap App June 8, 2017

- Over 40,000 downloads as of August 24, 2017

- Raised $28.7k on Kickstarter with 1,947 backers

- Built a database of over 316,000 plant species and adding 1k+ species daily.

- Implemented the deep learning API

-

Historical Results of Operations

Our company was organized in June 2016 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2018, the Company had revenues of $3,604,755.14 compared to the year ended December 31, 2017, when the Company had revenues of $320,417. Our gross margin was 68.62% in fiscal year 2018, compared to -42.05% in 2017.

- *Assets.* As of December 31, 2018, the Company had total assets of $2,228,281.27, including $14,814.36 in cash. As of December 31, 2017, the Company had $352,221 in total assets, including $45,000 in cash.

- *Net Loss.* The Company has had net losses of $3,480,208.09 and net losses of $134,746 for the fiscal years ended December 31, 2018 and December 31, 2017, respectively.

- *Liabilities.* The Company's liabilities totaled $1,320,542.43 for the fiscal year ended December 31, 2018 and $1,245,715 for the fiscal year ended December 31, 2017.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with roughly $7 million in equity and $500,000 in convertibles.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

PlantSnap Inc. cash in hand is $52,124.82, as of March 2019. Over the last three months, revenues have averaged $84,424/month, cost of goods sold has averaged $27,164/month, and operational expenses have averaged $432,090/month, for an average burn rate of $374,830 per month. Our intent is to be profitable in 0 months.

We switched to a one-time paid fee to a recurring revenue model and launched iOS freemium. We also completed MushroomSnap but it won't launch until additional staff can be supported.

Our marketing expense will go down and we anticipate that revenue and installs will increase dramatically as a result of our distribution deals with APGA and BGCI, who collectively have 700 million visitors per year to their gardens. All visitors will be encouraged to download PlantSnap as they buy tickets and enter the gardens.

NEW BUSINESS MODEL: USING FREEMIUM TO INCREASE AVERAGE REVENUE PER USER

PlantSnap sold millions of mobile apps for $3.99 in its first year in the app stores and ended 2018 announced by Apple as a top 5 paid app of the entire year in the Apple iTunes app store. That's a great accomplishment, but PlantSnap's management recognizes the importance of introducing new revenue streams to maximize the value of the business.

As a result, PlantSnap has transitioned from a single payment business model (i.e. paid download) into a freemium business model (i.e. in-app purchases, subscriptions, advertising). This was a long-deliberated decision, which was conceived in direct collaboration with Apple. The average revenue per user should grow substantially as a result, from $3 in 2018 to an estimated $20 per user over the lifetime of the app.

In addition to subscriptions, PlantSnap is uniquely positioned to provide prime and highly targeted advertising space for companies in the plants/gardening industry, which is a massive global market.

People around the world spend over $340 billion on plants and gardening products every year and $10 billion globally in ads and marketing for their products. In comparison, global music sales are only $15 billion per year. While the app will continue to use generic ad targeting from Google, Facebook, and others, PlantSnap aims to become the dominant platform for direct advertisers looking to reach their target audience. There is currently no larger consolidated audience of plant/gardening enthusiasts than PlantSnap, having recently surpassed 25 million installs since launching 18 months ago.

The first direct ad campaigns in the new PlantSnap freemium app launched in April 2019 and included clients such as Mrs. Meyers, NurseryStock, and Burpee Flower Shops. Our Mrs. Meyers campaign, brought to us unsolicited by the famous Ogilvy ad agency, was so successful that Ogilvy created a case study from it, summarized in this video which was chosen as a contestant at the Cannes International Festival of Creativity -- https://www.youtube.com/watch?v=pRLe3LlQqe8&feature=youtu.be

Users who wish to avoid ads, have unlimited plant snaps per day, and access other premium features can become a subscriber for $1.99 per month or purchase an annual subscription at a reduced $19.99 per year. Prices vary by country. Across the entire mobile app industry, 5% of all users will convert to paying subscribers while the rest will use the app for free while you earn revenue from advertising every time the person opens the app.

Although this business model transformation is great for recurring revenue long-term, it does present a near-term cash crunch. Instead of getting a wire from Apple and Google shortly after each download, the revenue will now be generated more gradually over time and accumulate each month like a snowball rolling downhill.

Subscription revenue is recurring every month. People who bought the subscription in March pay again in April on top of the NEW users that subscribe in April. In May, we receive subscription payments from everyone who signed up in March, in April, and also the new people in May....and so on.

In the first few months since launching, we already have roughly 4 million installs of iOS freemium, and almost 7 million Android freemium downloads during that same timeframe. April revenue from the new iOS freemium app tripled March revenue, and May revenue increased 2.5x over April, and June increased 1.5X over May.

STRATEGIC PARTNERSHIPS: REDUCED CUSTOMER ACQUISITION COSTS AND A HUGE NEW AUDIENCE

The American Public Gardens Association (APGA www.publicgardens.org) and the Botanical Gardens Conservation International (BGCI www.bgci.org) have agreed to distribute PlantSnap to every visitor at their member botanic gardens beginning in July 2019. Their member-gardens receive over 700 million visitors per year around the world. Each garden ticket purchased by visitors will have a QR code and links to download the PlantSnap app, along with signage throughout the gardens encouraging all visitors to download the app.

If the visitors become PlantSnap users, PlantSnap has agreed to pay 10% of the revenue generated during the first month of use by users who download PlantSnap at each garden. No commissions are paid after the first month. This is a much more cost-efficient model than paying Facebook or Google upfront for ads to reach new users.

Historically, PlantSnap has obtained users through marketing using Facebook ads at a cost of roughly $0.55 CPI (Cost per install) per user on average across our 37 languages. We pay this money up front for the install to Facebook and then HOPE that the person will use the app and generate revenue for us.

Now, when our garden distribution deals begin in July, every install at the garden is FREE upfront…we do not pay one dime for an install unless the person uses the app and generates revenue. When they do, we then pay 10% of that revenue to the gardens after we collect it. This will result in savings of tens of millions of dollars a year in marketing costs. Furthermore, people paying $10 to $20 to walk into a botanical garden to look at plants and flowers are the PERFECT target market for PlantSnap. They will use the app inside the garden, then continue to use PlantSnap to varying degrees for years to come.

The APGA and BGCI management teams estimate 60% of all garden visitors will download the app. Conservatively, we anticipate 5% of the visitors will download the free version of the app during their visit. If those 35 million users generate just $0.25 in ad revenue, that alone is $8.75 million. Industry benchmarks indicate that roughly 2.5% of users should opt for a subscription (source: LeanPlum Mobile App Engagement Index 2018). If 2.5% of the target 35 million users convert to subscribers at $.99 per month, then those 866,000 million subscriptions alone will generate ~$11 million per year for PlantSnap.

GLOBAL EXPANSION AND ADJACENT GAMING APPS

PlantSnap is currently finalizing agreements to license our API to two of the largest mobile app companies on earth with over 500 million MAU. NDAs prevent us from discussing this in great detail other than to say our goal is a 5% PlantSnap adoption rate from exposure to this audience.

In addition to PlantSnap, adjacent properties are in development. MushroomSnap is ready for launch now, InsectSnap is currently in development, and PlantCatch and PlantHunt are two games based on the PlantSnap algorithm (Think Pokemon Go fo plants) that will launch by September 2019 and help broaden the appeal and demo of the company.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect

other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.plantsnap.net/investors

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2
Financials 3
Financials 4
Financials 5
Financials 6
Financials 7
Financials 8
Financials 9
Financials 10

Financials 10
Financials 11

Appendix D: Director & Officer Work History

Dan Johnson
Eric Ralls

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

- Financials 1
- Financials 2
- Financials 3
- Financials 4
- Financials 5
- Financials 6
- Financials 7
- Financials 8
- Financials 9
- Financials 10
- Financials 11

Appendix D: Director & Officer Work History

- Dan Johnson
- Eric Ralls

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

PlantSnap Inc.

By

Eric Ralls

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual

Report has been signed by the following persons in the capacities and on the dates indicated.

Eric Ralls

CEO
9/3/2019

Eric Ralls

CEO
9/3/2019

Eric Ralls

CEO
5/2/2018

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.



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PlantSnap, Inc.
Balance Sheet
As of December 31, 2018

	Total
ASSETS	
Current Assets	
Bank Accounts	
PlantSnap, Inc. Checking	360,234.16
Total Bank Accounts	$ 360,234.16
Other Current Assets	
Due from Eric	100,322.96
Total Other Current Assets	$ 100,322.96
Total Current Assets	$ 460,557.12
Fixed Assets	
App Development & Establishment	1,941,491.26
Accumulated Amortization	-388,298.07
Total App Development & Establishment	$ 1,553,193.19
Total Fixed Assets	$ 1,553,193.19
Other Assets	
Incorporation & Investor Costs	87,619.16
Accumulated Amortization	-26,285.76
Total Incorporation & Investor Costs	$ 61,333.40
Total Other Assets	$ 61,333.40
TOTAL ASSETS	$ 2,075,083.71
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Business Gold Rewards Card-3100	25,832.46
Business Platinum Card-81003	22,805.64
Capital One Spark Business Card	24,938.11
Chase Credit Card	5,599.39
Total Credit Cards	$ 79,175.60
Other Current Liabilities	
Loan Agreement One	233,147.17
Loan Agreement Three	5,151,523.36
Total Other Current Liabilities	$ 5,384,670.53
Total Current Liabilities	$ 5,463,846.13
Long-Term Liabilities	
Loan Agreement Two'	594,439.54
Wefunder- Convertible Debt	117,679.00
Total Long-Term Liabilities	$ 712,118.54
Total Liabilities	$ 6,175,964.67
Equity	
Retained Earnings	-1,188,260.63

Stock		567,587.76
Net Income		-3,480,208.09
Total Equity	**-$**	**4,100,880.96**
TOTAL LIABILITIES AND EQUITY	**$**	**2,075,083.71**

Friday, Aug 09, 2019 12:58:07 PM GMT-7 - Accrual Basis

PlantSnap, Inc.
Profit and Loss
January - December 2018

	Total
Income	
Sales	
Apple	3,360,000.00
Google/ADMOB	12,193.24
Adsense	124,096.20
Appodeal	7,786.00
Facebook Advertising	9,651.67
Google	89,281.79
X-Mode Social	1,746.24
Total Google/ADMOB	$ 244,755.14
Total Sales	$ 3,604,755.14
Total Income	$ 3,604,755.14
Cost of Goods Sold	
Distribution Fees	
Apple Fees	1,008,000.00
Google Fees	99,669.30
Total Distribution Fees	$ 1,107,669.30
Refunds/Foreign Taxes/Other Fees	333,697.03
Web hosting	67,966.20
Total Cost of Goods Sold	$ 1,509,332.53
Gross Profit	$ 2,095,422.61
Expenses	
Advertising & Marketing	4,368,944.91
App & Web Maintenance & Development	158,819.96
Bank Charges & Fees	1,367.65
Broker Fee	800.00
Factoring Loan Costs	17,730.67
Insurance	1,500.00
Life	3,022.32
Total Insurance	$ 4,522.32
Interest Expense	
DEJ - $375K LATE PRINC PYMNT INTR	9,439.72
DEJ - $375K ROYALTY LOAN INTR	24,702.07
DEJ - Loan Agreement One	53,265.96
DEJ - Loan Agreement Three	75,229.72
OTHER LOANS	45,000.00
Promissory Notes	7,918.57
Total Interest Expense	$ 215,556.04
Kickstarter Rewards	8,277.44
Shipping	2,726.85
Total Kickstarter Rewards	$ 11,004.29

Legal & Professional Services		191,587.89
Meals & Entertainment		3,615.02
Office Supplies & Software		83,578.99
Computer Equipment		10,900.00
Total Office Supplies & Software	**$**	**94,478.99**
Other Business Expenses		121.07
Repairs & Maintenance		1,200.06
Telephone Expense		3,821.23
Travel		142,564.91
Utilities		2,970.38
Total Expenses	**$**	**5,219,105.39**
Net Operating Income	**-$**	**3,123,682.78**
Other Expenses		
Amortization		356,525.31
Total Other Expenses	**$**	**356,525.31**
Net Other Income	**-$**	**356,525.31**
Net Income	**-$**	**3,480,208.09**

Friday, Aug 09, 2019 01:01:05 PM GMT-7 - Accrual Basis

PlantSnap, Inc.

BALANCE SHEET

As of December 31, 2017

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
PlantSnap, Inc. Checking	16,277.12
Total Bank Accounts	**$16,277.12**
Other Current Assets	
A/R Dan Johnson AMEX	0.00
A/R Earth.com, Inc.	0.00
A/R Greenatom	34,639.95
Due from Eric	75,113.43
Uncategorized Asset	0.00
Total Other Current Assets	**$109,753.38**
Total Current Assets	**$126,030.50**
Fixed Assets	
Accumulated Amortization	-45,038.00
App Development & Establishment	182,611.23
Total Fixed Assets	**$137,573.23**
Other Assets	
Incorporation & Investor Costs	72,542.73
Organizational Costs	15,076.43
Total Other Assets	**$87,619.16**
TOTAL ASSETS	**$351,222.89**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
American Express (31016)	189,540.02
Total Credit Cards	**$189,540.02**
Other Current Liabilities	
A/P Alana Cherie Davidson	25,000.00
A/P AMEX Pmts Paid by Dan Johnson	101,548.66
A/P Clearbanc	13,629.78
A/P Dej Family Limit	239,000.00
A/P Dej Family Limit - Short Term	504,014.00
A/P Don Parkerson	40,000.00
A/P Earth.com, Inc.	0.00
A/P Greenatom	0.00
A/P Harry Leahey	5,000.00
A/P John Matthew Giblin	25,000.00
A/P Karen Barrett	10,210.08
A/P Pat Baker	23,680.00
A/P Scott Powers	5,000.00
Kickstarter (Unearned Revenue)	0.00

	TOTAL
Wefunder- Convertible Debt	64,092.48
Total Other Current Liabilities	**$1,056,175.00**
Total Current Liabilities	**$1,245,715.02**
Total Liabilities	**$1,245,715.02**
Equity	
Retained Earnings	-5,000.00
Shareholder Distributions	0.00
Stock	162,000.00
Net Income	-1,051,492.13
Total Equity	**$ -894,492.13**
TOTAL LIABILITIES AND EQUITY	**$351,222.89**

PlantSnap, Inc.

PROFIT AND LOSS

January - December 2017

	TOTAL
Income	
Sales	0.00
Apple	231,166.85
Google	22,524.86
Total Sales	**253,691.71**
Sales Crowdfunding	66,725.32
Total Income	**$320,417.03**
Cost of Goods Sold	
App Maintenance	357,962.87
Cost of Goods Sold	43.31
Shipping	917.96
Web hosting and development	96,239.27
Total Cost of Goods Sold	**$455,163.41**
GROSS PROFIT	**$ -134,746.38**
Expenses	
Advertising & Marketing	819,958.38
Automobile Expense	225.08
Bank Charges & Fees	1,988.78
Contractors	9,198.75
Credit Card Fees	1,273.22
Dues & Subscriptions	99.00
Insurance	0.00
Auto	1,060.25
Health	2,238.54
Life	2,242.02
Total Insurance	**5,540.81**
Interest Expense	21,570.58
Kickstarter Rewards	3,209.38
Legal & Professional Services	18,902.95
Meals & Entertainment	3,435.45
Office Supplies & Software	27,685.13
Other Business Expenses	250.00
Payment Processing Fees	150.00
Repairs & Maintenance	285.60
Suspense	-102,480.00
Taxes & Licenses	588.01
Telephone Expense	2,321.68
Travel	33,075.76
Utilities	24,429.19
Total Expenses	**$871,707.75**
NET OPERATING INCOME	**$ -1,006,454.13**
Other Expenses	
Amortization	45,038.00

	TOTAL
Total Other Expenses	$45,038.00
NET OTHER INCOME	$ -45,038.00
NET INCOME	$ -1,051,492.13